UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70498

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hillworth Securities, LLC dba Hillworth Bank Partners

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3307 Northland Drive, Suite 470
                        (No. and Street)

Austin	Texas	78731
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Clark Locke	512-575-2265	clark@hillworth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	Texas	75423
(Address)	(City)	(State)	(Zip Code)

02/24/2009		3366	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Clark Locke, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hillworth Bank Partners, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF TEXAS
JENNIFER ANN QUILLIN
Notary ID #133529948
My Commission Expires
January 12, 2026

Notary Public

Signature:

Title: President

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
■ (d) Statement of cash flows.
■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
■ (g) Notes to consolidated financial statements.
■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**HILLWORTH SECURITIES, LLC DBA
HILLWORTH BANK PARTNERS**

FINANCIAL STATEMENTS

DECEMBER 31, 2023

C O N T E N T S



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Hillworth Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hillworth Securities, LLC dba Hillworth Bank Partners ("Hillworth Securities, LLC") as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hillworth Securities, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hillworth Securities, LLC's management. Our responsibility is to express an opinion on Hillworth Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hillworth Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Hillworth Securities, LLC's financial statements. The supplemental information is the responsibility of Hillworth Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as Hillworth Securities, LLC's auditor since 2023.

Celeste, Texas
February 22, 2024

1

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

ASSETS

Cash and cash equivalents	$	353,242
Accounts receivable		10,000
Prepaid expenses		56,237
Right of use asset		158,937
Security deposit		2,720
TOTAL ASSETS	$	581,136

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	1,132
Accrued liabilities		98,553
Unearned retainer income		40,000
Lease liability		170,315
TOTAL LIABILITIES		310,000
Member's Equity		271,136
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	581,136

REVENUE		
Merger and acquisition services	$	461,548
Interest income		12,865
Debt forgiveness		153,708
Total revenue		628,121
EXPENSES		
Professional fees		129,279
Employee compensation and benefits		568,058
Regulatory fees and expense		15,485
Occupancy and equipment		47,858
Technology and communications		54,887
Other expenses		52,174
Total expenses		867,741
Net loss	$	(239,620)

HILLWORTH SECURITIES, LLC DBA HILLWORTH BANK PARTNERS
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

Balance, December 31, 2022	$ 415,256
Contributions from member	95,500
Net loss	(239,620)
Balance, December 31, 2023	$ 271,136

The accompanying notes are an integral part of the financial statements.

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (239,620)
Adjustments to reconcile net loss to net cash used in operating activities:	
Debt forgiveness of accounts payable - affiliate	(153,708)
(Increase) decrease in operating assets:	
Accounts receivable	(10,000)
Prepaid expenses	(12,732)
Security deposit	(2,720)
Increase (decrease) in operating liabilities:	
Accounts payable	(15,888)
Accrued liabilities	6,743
Accounts payable - affiliate	(22,262)
Unearned retainer income	40,000
Lease liability	11,378
Net cash used in operating activities	(398,809)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from member	95,500
Net cash provided by financing activities	95,500
NET DECREASE IN CASH AND CASH EQUIVALENTS	(303,309)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	656,551
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 353,242
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ -
Operating cash flows from operating lease	$ 39,911
NON-CASH INVESTING AND FINANCING ACTIVITES:	
Right of use asset obtained in exchange for new operating lease liability	$ 158,937

NOTE A   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Hillworth Securities, LLC dba Hillworth Bank Partners, a Texas limited Company, (the "Company") was incorporated in Delaware in 2020. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Information Protection Corporation, Inc. (SIPC). The Company's office is located in Austin, Texas. The Company is a wholly-owned subsidiary of Hillworth Holdings, LLC (the "Parent").

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c-3- relying on Footnote 74 of the SEC Release No. 34-71073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to the private placement of securities (agent only); and mergers and acquisitions (including fairness opinions). The Company is registered as a Broker-Dealer with the SEC, and a member of the Financial Industry Regulatory Authority (FINRA).

The Company's activities consist primarily in providing advisory services on mergers and acquisitions for community banks and thrifts located throughout the United States.

Summary of Significant Accounting Policies:

Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition – Revenue from contracts with customers includes advisory services on mergers and acquisitions (M&A). The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue for M&A advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed, generally the closing date of the transaction. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers prior to recognizing revenue are reflected as unearned retainer income.

NOTE A   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Current Expected Credit Losses - The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments — Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Income Taxes – The Company is a single member limited liability company and is disregarded for federal income tax purposes. The Company's taxable income or loss is included in the tax return of its Parent. The Parent has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, resulting in all the federal tax liabilities or benefits relating to the operations of the Company and the Parent passing through to the individual shareholder of the Parent; therefore, federal income taxes are not payable by, or provided for, the Company. The Company is subject to state income taxes.

Leases - The Company leases corporate office space under a non-cancelable lease. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

The office space lease is included in operating lease right-of-use (ROU) asset and operating lease liability in the statement of financial condition. There are currently no finance leases.

ROU asset represents the right to use the underlying asset for the lease term, and lease liability represents the obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company's lease does not provide an implicit rate, to determine the present value of lease payments, management uses the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU asset also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain the option will be exercised.

The office lease agreement includes provisions for variable rent payments, which are adjusted periodically for inflation. The office lease agreement does not contain any material residual value guarantees.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less.

NOTE B   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.   At December 31, 2023, the Company had net capital of $202,179, which was $192,108 in excess of its net capital requirement of $10,071. The Company's net capital ratio was .75 to 1.

NOTE C   RELATED PARTY TRANSACTIONS

During the year ended December 31, 2023, a related party forgave $153,708 due from the Company for 2022 expense reimbursements and amounts due under the previously terminated office services agreement.

NOTE D   EMPLOYEE BENEFIT PLAN

The Company has a defined contribution plan covering substantially all employees. The Company and eligible employees both may contribute to the Plan. The Company matching and profiting sharing contributions totaled $13,345 and $96,078, respectively, for the year ended December 31, 2023.   Employee salary deferral contributions, employer matching and profit sharing contributions, and earnings on such contributions are 100% vested.

NOTE E   CONCENTRATIONS AND CREDIT RISK

At various times during the year the Company maintains cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At December 31, 2023, there was no of uninsured cash.

Generally, no collateral or other security is required to support receivables or advances to limited partners. For the year ended December 31, 2023, revenue from two customers represented approximately 77% of the Company's merger and acquisition services revenue.

NOTE F   COMMITMENTS AND CONTINGENCIES

Office Lease

The Company has obligations as a lessee for office space with an initial noncancelable term in excess of one year. The Company classifies this leases as an operating leases. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance.   These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

NOTE F   COMMITMENTS AND CONTINGENCIES (Continued)

The following summarizes the line items in the statement of financial condition which include amounts for the office space lease as of December 31, 2023:

Operating Lease

Right-of-use-asset	$158,937
Lease liability	$170,315

The discount rate used on the operating lease was 8.5%.

Maturities of lease liabilities under operating leases as of December 31, 2023 are as follows:

Year Ending December 31:	
2024	$ 39,455
2025	40,486
2026	41,518
2027	42,549
2028	43,581
Thereafter	-
Total undiscounted lease payments	207,589
Less interest	(37,274)
Total lease liability	$ 170,315

Operating lease expense totaled $39,911 for the year ended December 31, 2023, and is reflected in the accompany statement of operations as occupancy and equipment.

Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE G   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 22, 2024, the date the financial statements were available to be issued. No subsequent events occurred which require adjustment or disclosure to the financial statements at December 31, 2023.

HILLWORTH SECURITIES, LLC DBA HILLWORTH BANK PARTNERS
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2023

COMPUTATION OF NET CAPITAL		
Member's equity qualified for net capital	$	271,136
Deductions and/or charges		
Nonallowable assets:		
Accounts receivable		10,000
Prepaid expenses		56,237
Security deposit		2,720
Total nonallowable assets and charges		68,957
Net capital	$	202,179
Aggregate indebtedness:		
Accounts payable	$	1,132
Accrued liabilities		98,553
Unearned retainer income		40,000
Lease liability		11,378
Total aggregate indebtedness	$	151,063
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	10,071
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	10,071
Excess net capital	$	192,108
Ratio: Aggregate indebtedness to net capital		.75 to 1
RECONCILIATION OF NET CAPITAL		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS	$	298,257
Company adjustment to accrue 401k profit sharing		(96,078)
Net capital per the above	$	202,179

HILLWORTH SECURITIES, LLC DBA HILLWORTH BANK PARTNERS
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2023

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) private placement of securities (agent only); (2) mergers and acquisitions (including fairness opinions), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Hillworth Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Hillworth Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the private placement of securities (agent only) and mergers and acquisitions (including fairness opinions). In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hillworth Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hillworth Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 22, 2024

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

CPA
America counts on CPAs®

Hillworth Bank Partners' Exemption Report

Hillworth Bank Partners (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) the private placement of securities (agent only); and (2) mergers and acquisitions (including fairness opinions), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hillworth Bank Partners

I, R. Clark Locke, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

R Clark Locke

Signature

President